                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ________________________
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                          (Amendment No. ________)/1/


                          SEQUOIA SOFTWARE CORPORATION
              ---------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK,
                          $0.001 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
              ---------------------------------------------------
                                   817439102
              ---------------------------------------------------
                                (CUSIP NUMBER)

                              JOHN P. CUNNINGHAM
                         SOUNDGARDEN ACQUISITION CORP.
                           C/O CITRIX SYSTEMS, INC.
                                6400 NW 6TH WAY
                        FORT LAUDERDALE, FLORIDA 33309
                                (954) 267-3000

                                WITH A COPY TO:

                           JONATHAN M. MOULTON, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                (617) 248-7000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                MARCH 28, 2001
              ---------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
        THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND
  IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR RULE 13(G),
                           CHECK THE FOLLOWING BOX [_].

 NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER
                    PARTIES TO WHOM COPIES ARE TO BE SENT.

------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      SOUNDGARDEN ACQUISITION CORP.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      (See Instructions)                                        (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               17,187,553*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,187,553*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------
      *See Items 4 and 5 hereof.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      CITRIX SYSTEMS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      (See Instructions)                                        (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 6,520,832*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               11,187,553
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9
                               6,520,832*
       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10         -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,708,385*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      72.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------
      *See Items 4 and 5 hereof.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule on 13D (this "Schedule 13D") relates to the shares of common stock, 0.001 par value (the "Shares"), of Sequoia Software Corporation, a Maryland c orporation (the "Company"). The principal executive offices of the Company are located at Columbia Corporate Park, 8890 McGaw Road, Columbia, MD 21045; telephone number (410) 715-0206.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a), (b) and (c). This Statement is filed by Citrix Systems, Inc., a Delaware corporation ("Parent"), and Soundgarden Acquisition Corp., a Delaware corporation ("Offeror" and together with Parent, the "Citrix Parties"). Additionally, Parent is the "Proxy Holder." Parent is a publicly traded company that develops, markets, sells and supports comprehensive delivery and management software that enables effective and efficient deployment and management of enterprise applications, including those designed for Microsoft Windows(R) operating systems and UNIX(R) operating systems. It is not anticipated that, prior to the consummation of the Offer (as defined below) and the Merger (as defined below), Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger. The principal business address and the principal business offices of each of Parent and Offeror are located at 6400 N.W. 6th Way, Fort. Lauderdale, Florida 33309; telephone number (954) 267-3000. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Citrix Parties, including the principal business address and the principal occupation or employment of each.

     (d) and (e). During the five years prior to the date hereof, none of the Citrix Parties nor, to the knowledge of the Citrix Parties, any executive officer or director of any of the Citrix Parties, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f). Each of Parent and Offeror is organized under the laws of Delaware. Each director and executive officer of Parent and Offeror is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds required to purchase all of the Shares pursuant to the Offer (as defined below) and the Merger (as defined below) is approximately $184.6 million. Offeror intends to obtain all of such funds from Parent. Parent will obtain such funds from available working capital. If the conditions precedent were satisfied to permit Parent to exercise its option to purchase Shares pursuant to the Transaction Option Agreement (as defined and more fully described below) and Parent exercised the Company Option (as defined below), Parent would obtain the necessary funds from available working capital. No monetary consideration was paid

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

by the Citrix Parties to the Company in connection with entering into the Merger Agreement (as defined and more fully described below), the Transaction Option Agreement or the Stockholders Agreement (as defined and more fully described below).

ITEM 4.   PURPOSE OF TRANSACTION.

     On March 20, 2001, Parent, Offeror and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and which is specifically incorporated by reference into this Item 4.

     The Merger Agreement provides for the commencement, within five business days from the public announcement of the Merger Agreement, by Offeror of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the Company's outstanding Shares, for $5.64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Offeror to acquire control of, and the entire equity interest in, the Company.

     Provided sufficient Shares are acquired by Offeror, and subject to the terms and conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as a wholly-owned subsidiary of Parent. In the event Offeror acquires at least 90% of the Shares, Offeror will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware ("DGCL") and Section 3-106 of the General Corporation Law of the State of Maryland (the "MGCL") in order to effect the Merger. If Offeror is unable to acquire at least 90% of the Shares, but does acquire at least 50% of the Shares and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders meeting in accordance with the MGCL in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Parent, Offeror and any of their subsidiaries will be voted to approve the Merger. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer.

     The Merger Agreement provides that, promptly after the acceptance for payment, and full payment by Parent or any of its subsidiaries of a number of Shares which represents a majority of the then outstanding shares of the Company after giving effect to the exercise or conversion of all options, warrants and securities exercisable or convertible into or exchangeable for Shares on or before June 30, 2001 (the "Minimum Tender Condition"), Parent shall be entitled to designate such number of directors, rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the board of directors of the Company equal to the product of (x) the number of directors on the board of directors of the Company (giving effect to any increase in the number of directors) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

Company has agreed that it shall, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the board of directors of the Company or (ii) using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the board of directors of the Company and shall cause Parent's designees promptly to be so elected. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer and that such designees shall be certain of the current officers of the Parent.

     In the Merger Agreement, the Company has agreed to use its reasonable efforts to cause the Shares to be delisted from the Nasdaq National Market and de-registered under the Exchange Act as soon as practicable after the Merger becomes effective (the "Effective Time"). However, Offeror intends to cause the Company to seek delisting of the Shares from the Nasdaq National Market and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be reported on the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the completion of the Merger.

     Simultaneously with the execution and delivery of the Merger Agreement and as an inducement for Parent to enter into the Merger Agreement, Parent, Offeror and the Company also entered into the Transaction Option Agreement (the "Transaction Option Agreement"). The following is a summary of the Transaction Option Agreement. This summary is not a complete description of the terms and conditions of the Transaction Option Agreement and is qualified in its entirety by reference to the Transaction Option Agreement, which is filed as Exhibit 3 hereto and which is specifically incorporated by reference into this Item 4.

     Under the Transaction Option Agreement, the Company has granted Parent an irrevocable option (the "Company Option") to purchase from the Company in whole or in part up to a number of Shares equal to 19.9% of the number of Shares issued and outstanding (before giving effect to the exercise of the Company Option) at a purchase price of $5.64 per Share (the "Exercise Price"). Based on the number of outstanding Shares as of March 19, 2001, the number of Shares Parent has the right to acquire upon full exercise of the Company Option is approximately 6,520,832 (or such other number of Shares as equals 19.9% of the Shares immediately prior to the exercise of the Company Option). The Company Option is not presently exercisable but may be exercised by Offeror from time to time on or after the acceptance for payment of, and full payment by, Parent or any of its subsidiaries of the Minimum Tender Condition if, after giving effect to the exercise of the Company Option and as a result of such exercise, the number of Shares then owned by Parent and Offeror represents at least 90.1% of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement). The Company Option is intended to increase the likelihood that Parent and Offeror or will be able to acquire the necessary 90% of the Shares that will permit Offeror to commence a short-form merger pursuant to the MGCL and the DGCL.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

     The Transaction Option Agreement (and the Company Option) will terminate upon the earlier of (i) the Effective Time; or (ii) the termination of the Merger Agreement.

     In contemplation of entering into the Merger Agreement, and in order to increase the likelihood that the Minimum Tender Condition will be satisfied and the transactions contemplated by the Merger Agreement consummated, Parent and Offeror entered into a stockholders agreement, dated March 20, 2001 (the "Stockholder Agreement") with the Company and the Stockholders (as defined below). The following is a summary of the Stockholders Agreement. This summary is not a complete description of the terms and conditions of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 4 hereto and which is specifically incorporated by reference into this Item 4.

     The following stockholders of the Company (such stockholders, their affiliates and related trusts, collectively, the "Stockholders") are parties to the Stockholders Agreement:

          (i) Baker Communications Fund, L.P. (for an aggregate of 7,386,800 Shares);

          (ii) Anthem Capital, L.P. (for an aggregate of 2,149,531 Shares, 37,500 options and 40,895 warrants);

          (iii) Flanders Language Valley Fund C.V.A. (for an aggregate of 1,936,418 Shares and 47,363 warrants);

          (iv)    Anil Sethi (for an aggregate of 1,525,630 Shares);

          (v) Marc E. Rubin (for an aggregate of 50,000 Shares and 75,250 options);

          (vi) Kenneth E. Tighe (for an aggregate of 1,110,436 Shares and 56,250 options);

          (vii) Mark A. Wesker (for an aggregate of 1,800,000 Shares and 225,000 options);

          (viii) Richard C. Faint, Jr. (for an aggregate of 847,738 Shares, 412,500 options and 38,231 warrants);

          (ix) Gregory G. Heard (for an aggregate of 6,000 Shares and 260,000 options); and

          (x) Jack F. Schuster (for an aggregate of 375,000 Shares and 800 options).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

     The Stockholders agreed to vote their Shares (and any Shares acquired after the date of the Stockholders Agreement) until the first to occur of the Effective Time or the termination of the Merger Agreement as follows:

          (i) in favor of the Merger and the Merger Agreement and of any actions required in furtherance thereof; and

          (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement or the Stockholders Agreement.

     The Stockholders further agreed to vote their Shares (and any Shares acquired after the date of the Stockholders Agreement) against the following actions:

          (i) any action or agreement which would impede, interfere with or attempt to discourage the Offer or the Merger;

          (ii) any change in a majority of the persons who constitute the board of directors of the Company;

          (iii)any change in the capitalization or dividend policy of the Company; or

          (iv) any other material change in the Company's corporate structure or business.

     As of March 19, 2001, the Stockholders held, in the aggregate, 17,187,553 Shares representing approximately 52.5% of the issued and outstanding Shares. According to information supplied to us by the Company, if all option and warrant holders of the Company (including the Stockholders) exercise all of their options and warrants exercisable on or before June 30, 2001, the Stockholders will hold, in the aggregate, 17,770,753 Shares representing approximately 54.2% of the then issued and outstanding Shares.

     The Stockholders Agreement will be terminated upon the earlier of (i) termination of the Merger Agreement or (ii) June 30, 2001.

     Except as indicated in this Schedule 13D, the Citrix Parties currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Pursuant to Rule 14d-2, Parent and Offeror have caused to be filed with the Securities and Exchange Commission Schedules TO-C and a Tender Offer Statement on Schedule TO including the offer to purchase, letter of transmittal and certain other offer documents with respect to the Offer. In addition, the Company agreed to file with the Securities and Exchange

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 9 OF 11 PAGES
-----------------------                                  ---------------------

Commission on the date of the commencement of the Offer a Schedule 14D-9 containing the recommendations of its Board of Directors in favor of the Offer and the Merger. Copies of such filings are available at the Securities and Exchange Commission public reference room and at the Securities and Exchange Commission web site at http://www.sec.gov.

ITEM 5.   INTERESTS IN SECURITIES OF THE COMPANY.

     (a) and (b). As a result of entering into the Stockholders Agreement, Offeror possesses shared power to direct the vote of, and thus may be deemed to beneficially own, 17,187,553 Shares, or approximately 52.5% of the issued and outstanding Shares as of March 19, 2001. As a result of entering into the Stockholders Agreement, Parent possesses shared power to direct the vote of 17,187,553 Shares, and as a result of the Transaction Option Agreement, based on the number of outstanding Shares as of March 19, 2001, if the conditions precedent are satisfied to permit Parent to exercise the Company Option, upon such exercise and as a result of such exercise, Parent would possess the sole power to dispose of and the sole power to direct the vote of, 6,520,832 Shares (or such other number of Shares as equals 19.9% of the Shares issued and outstanding prior to the time of the exercise of the Company Option). As a result of the ownership of Shares required as a condition precedent to the exercise of the Company Option pursuant to the terms of the Transaction Option Agreement, upon such exercise Parent would beneficially own 90.1% of the Shares on a fully-diluted basis (as defined in the Merger Agreement). The Citrix Parties do not currently hold any outstanding Shares. Except as set forth in this Schedule 13D, none of the Citrix Parties, nor, to the knowledge of the Citrix Parties, any executive officer or director of any of the Citrix Parties, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c). None of the Citrix Parties nor, to the knowledge of the Citrix Parties, any executive officer or director of any of the Citrix Parties, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

     (d). Until the Company Option is exercised, the Citrix Parties have no right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, any Shares, including the Shares subject to the Company Option, but will have such power with respect to the Shares subject to the Company Option upon exercise of the Company Option in accordance with its terms.

     (e).  Not applicable.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 10 OF 11 PAGES
-----------------------                                  ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as described in this Schedule 13D, none of the Citrix Parties nor, to the knowledge of the Citrix Parties, any executive officer or director of any of the Citrix Parties, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  Executive Officers and Directors of the Citrix Parties;

     Exhibit 2 Agreement and Plan of Merger, dated as of March 20, 2001, by and among Parent, Offeror and the Company;

     Exhibit 3 Transaction Option Agreement, dated as of March 20, 2001, by and between Parent and Company.

     Exhibit 4 Stockholders Agreement, dated March 20, 2001, by and among each of the Stockholders, the Company, Parent and Offeror; and

     Exhibit 5 Joint Filing Agreement, dated as of March 28, 2001, by and between the Citrix Parties.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 817439102                                      PAGE 11 OF 11 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              CITRIX SYSTEMS, INC.



                              By:  /s/  JOHN P. CUNNINGHAM
                              ----------------------------
                              Name:   John P. Cunningham
                              Title:  Chief Financial Officer, Treasurer, Senior
                                      Vice President, Finance and
                                      Administration, and Assistant Secretary


                              SOUNDGARDEN ACQUISITION CORP.



                              By:  /s/ JOHN P. CUNNINGHAM
                              ---------------------------
                              Name:    John P. Cunningham
                              Title:   President and Chief Executive Officer


Dated:  March 28, 2001

                                 SCHEDULE 13D

CUSIP No. 817439102

                                 EXHIBIT INDEX

Exhibit 1    Executive Officers and Directors of the Citrix Parties

Exhibit 2 Agreement and Plan of Merger, dated as of March 20, 2001, by and among Parent, Offeror and the Company

Exhibit 3 Transaction Option Agreement, dated as of March 20, 2001, by and between Parent and Company.

Exhibit 4 Stockholders Agreement, dated March 20, 2001, by and among each of the Stockholder Parties, the Company, Parent and Offeror; and

Exhibit 5 Joint Filing Agreement, dated as of March 28, 2001, by and between Citrix Parties.